(Pushing the Bounds of the Possible)

HEALTHWAYS
The Health/Care Trust Channel™



For nearly 25 years, Healthways[1] has been helping health plans, employers, hospitals, patients and physicians improve health, enhance the fundamental care experience and reduce the cost of care. Our health and care support programs, and the nurses and other healthcare professionals who deliver them, employ the principles of evidence-based medicine and recognized standards of care to support the physician's plan of care and to help people with chronic and other diseases improve their health.

Our interactions with patients are designed to closely monitor their condition, educate them to become more effective self-managers of their disease, and support them in creating and sustaining the behavior changes critical to improving and maintaining their health.

In addition to direct interactions between patients and our professionals, advanced technologies are employed both to identify individuals for participation in the programs and to determine those who are at high risk for short-term health complications, allowing for preventive interventions that can greatly reduce, or altogether avoid, costly healthcare episodes.

While our programs are provided to nearly two million people nationwide, making us the nation's leading and largest provider of health and care support services, we never lose sight of the fact that no two individuals are alike. Fulfilling our promise of improved health, improved adherence to standards of care, improved member and physician satisfaction and reduced medical cost requires that each program participant be recognized as a unique individual and that our interactions be tailored to meet their unique, individual needs. The use of highly qualified professionals allows us to create the caring, trusting, personal relationships that enable this individual touch and our ability to deliver our programs to one patient at a time.

As a result of this unique approach, our programs have been proven to help payers reach the critical mass necessary to make a relevant change in their overall escalating healthcare cost trend. For more information about our nationally reviewed, approved and proven programs, visit www.healthways.com.

[1] We intend to begin conducting our business under the name "Healthways." Our Board of Directors has approved an amendment to our Certificate of Incorporation to formally change our name from "American Healthways, Inc." to "Healthways, Inc." and has recommended that our stockholders approve the amendment formally changing our name at our 2006 Annual Meeting of Stockholders to be held on January 19, 2006.

HEALTHWAYS

The Health/Care Trust Channel℠

Our empathetic, personal connection is the basis of the trust relationship needed to engage and move all those who receive or deliver healthcare to achieve superior outcomes. Having proper and transparent intent, informed by professional experience, represents our personal commitment to attain those goals. Technology enables us to scale this personal connection for global impact.

We develop deep, sustained interactions over time and across multiple touch points to ensure consistency and reliability in our mission to optimize the care experience and improve lives.

The support Healthways provides is established on evidence-based medicine, recognized standards of care, sophisticated analytics and experienced judgment. Our credibility rests on this best science that guides everything we do.

two million people is the strength of our business model.
in resources, the systems, the technology platform, the care
and to do so profitably. The success of our business model
care support industry, while providing us the financial

d average growth rate for revenues for the five-year period
2005, our cash and cash equivalents totaled $63.5 million,
new $250 million credit facility.

(In thousands, except per share and health plan lives data)	2005	2004
OPERATING DATA		
Revenues	$ 312,504	$ 245,410
Net income	$ 33,084	$ 26,058
Diluted earnings per share [1]	$ 0.93	$ 0.75
Diluted weighted average common shares and equivalents [1]	35,691	34,632
OPERATING STATISTICS		
Actual lives under management	1,883,000	1,335,000
FINANCIAL POSITION		
Cash and cash equivalents	$ 63,467	$ 45,147
Working capital	70,644	55,462
Total assets	270,954	253,449
Long-term debt	416	36,562
Other long-term liabilities	9,055	7,694
Stockholders' equity	206,930	155,435

[1] Restated to reflect the effect of the November 2001 three-for-two stock split and the December 2003 two-for-one stock split.

Financial Highlights

A critical aspect of our ability to improve the healthcare, and lower the healthcare costs, of nearl
Through an investment of many years and tens of millions of dollars, we've assembled the hum
enhancement center network, the operating experience and the scale to achieve our clinical goal
has enabled us both to rapidly expand and to become the acknowledged leader in the health an
strength to drive the industry's ongoing development through continuous innovation.

Our profitable growth and financial strength are highlighted in the graphs below. Our compou
ending with fiscal 2005 is 42.8% and for earnings per diluted share is 70.5%. By the end of fiscal
our total long-term debt was $0.6 million and, subsequent to the end of fiscal 2005, we finalized



Revenue
(in millions)
$75.1
$122.8
$165.5
$245.4
$312.5
01 02 03 04 05



Diluted Earnings Per Share (1)
$0.11
$0.32
$0.56
$0.75
$0.93
01 02 03 04 05



Cash and Cash Equivalents
($ in millions)
$12.4
$23.9
$36.0
$45.1
$63.5
01 02 03 04 05

Dear Stockholders:

Since 1981, Healthways has pushed the bounds of the possible in the healthcare industry. Since the early days, when we provided pioneering disease management services solely for diabetes patients in hospitals, to today, when we provide comprehensive health and care support programs and services for nearly two million people, our Company has led the way in providing people with better healthcare to lower their healthcare costs. In so doing – and by demonstrating, year after year, that our business model achieves validated clinical results and healthcare cost savings at scale, while also producing strong, profitable growth – we have played a central role in creating one of the most significant growth opportunities in the healthcare industry.

And we continue to push the bounds of the possible today by proactively charting the future. Even as we meaningfully expanded the potential market of our disease management business beyond our core health plan customers during fiscal 2005, we have also been developing the resources to move the entire industry beyond disease management, to a completely new level of integrated health and care support. By continuously innovating to reach beyond our current programs and capabilities, we are both supporting and benefiting from a growing industry consensus to put more healthcare decision-making and financial responsibility in the hands of informed consumers.

Our strong financial results support our investment in leading-edge initiatives and confirm their validity. For fiscal 2005, revenues and earnings per share for our core commercial business increased 29%[1] and 45%[1], respectively, producing our fifth consecutive year of substantial profitable growth. We achieved this growth primarily through a 41% expansion of our lives under management, to 1,883,000 at the fiscal year-end. The Company produced this 548,000 increase in lives under management during the year primarily through the 26 new, expanded or extended


Actual Lives Under Management [2]
260,000
579,000
852,000
1,335,000
1,883,000
01
02
03
04
05


Cash Flows From Operations
($ in millions)
$10.7
$24.1
$26.9
$53.5
$75.2
01
02
03
04
05

[1] See page 43 for a reconciliation of GAAP and non-GAAP results.

[2] Restated to include the Company's hospital-based diabetes patients.

(pushing the bounds of the possible)

contracts entered into during fiscal 2005, up from 20 for fiscal 2004.

These contracts reflect the continuing opportunity for substantial growth in our core commercial business. Consistent with expectations, a meaningful part of our growth in fiscal 2005 was driven by increased business with existing health plan customers, which represented 16 of the signed contracts for the year. With approximately 30% penetration of our existing customers' potential, we expect significant growth through the continued expansion of contracts for new products and services, additional contracts for new segments of their populations, and membership growth under existing contracts. In addition, we signed contracts with eight new health plan customers during fiscal 2005, strengthening and diversifying the revenue potential of our core commercial base.

Strong employer demand for our services once again contributed significantly to our growth as self-insured employer lives under management increased 78% for fiscal 2005, to 641,000 at year-end, accounting for more than one-third of total lives under management. We completed the fiscal year with contracts on behalf of our health plan customers with 372 employers, a 93% increase from the end of fiscal 2004.

The two Medicare Health Support (MHS) pilots in which we are participating also represent a major avenue of potential growth. Under these pilots, we initiated programs on August 1st to directly serve 20,000 fee-for-service beneficiaries in Maryland and the District of Columbia and on September 12th to serve another 20,000 Medicare beneficiaries in Georgia as a subcontractor for CIGNA. While still early in the process, we have been pleased with our progress through the end of the first quarter of fiscal 2006. We have met or exceeded all key process milestones in the implementation of the Maryland/DC pilot, and our experience in that pilot has sharpened our performance in the Georgia contract. We remain confident that we will perform successfully in these three-year pilots, demonstrating clinical improvements and financial savings, and positioning ourselves well to participate in any CMS expansion to the broader Medicare population. In addition to the direct



Left to Right–
James E. Pope, M.D., Executive Vice President and Chief Medical Officer; Mary A. Chaput, Executive Vice President and Chief Financial Officer; Ben R. Leedle, Jr., President and Chief Executive Officer; Donald B. Taylor, Executive Vice President and Chief Operating Officer; Mary D. Hunter, Executive Vice President; and Robert E. Stone, Executive Vice President and Chief Strategy Officer   Not pictured– Matthew Kelliher, Executive Vice President

revenue potential of this opportunity, the high visibility of the results from the eight MHS pilots will provide an unprecedented opportunity for objective, third-party validation of a variety of disease management models, which we expect will also further our other opportunities for growth.

Among these opportunities is the increasing potential of international markets for health and care support. We initiated significant international activities during fiscal 2005, primarily in response to growing interest from international constituencies in the promise of disease management and care enhancement to improve the quality of healthcare and reduce its cost. The response to our activities in fiscal 2005 was such that we are adding significant resources to this initiative in fiscal 2006, including the creation of a dedicated management team. Because we remain at an early stage in our evaluation of international opportunities, we have not included any international revenues in our financial guidance for fiscal 2006.

Our long-term objective is to be the domestic and international leader in providing health and care support solutions that meaningfully improve access to, and the cost and quality of, healthcare. To achieve this goal, we are deeply engaged in building an integrated, comprehensive model for health behavior change that will reach entire populations – whether individuals are healthy, at risk or ill – with interventions that are both sensitive and specific to each individual's risks and needs and that will motivate lasting behavior change. We expect this model to break new ground. Our ability to better support each individual will be predicated on the effective, meaningful and unprecedented integration of health data and information from pharmacy, lab, claims and other key elements of the care management spectrum with cutting edge science of evidence-based medicine, predictive modeling and behavior change. Through this next-generation capability, we expect to establish a worldwide position as the industry leader and continue to expand our addressable market.

The Company's ability to finance its growth strategies has never been better. Our strong financial performance for fiscal 2005 produced cash flow from operations of $75 million, more than twice our net income. With modest capital expenditure requirements for fiscal 2006, cash and cash equivalents of $63 million at the end of fiscal 2005 and a new, untapped $250 million credit facility, we are positioned to finance our planned expansion for the foreseeable future.

In conclusion, we enter fiscal 2006 with clear near-term objectives and substantial long-term opportunities. During fiscal 2006, we expect to expand our core commercial health plan business and demonstrate performance on contractual criteria for the MHS pilots. As a result, we expect to produce revenue growth for fiscal 2006 in excess of 30% and earnings growth of more than 45%[1] over fiscal 2005, including the impact of long-term incentive compensation programs in each year. We also intend to achieve tangible progress on our international initiatives and in the multi-channel distribution of whole population health and care support solutions. Longer term, we will aggressively seek to address the expanded market that our next-generation capabilities will bring into reach. In addition to the 180 million people in the U.S. who are insured commercially or through self-insured employers, this market includes 40 million Medicare recipients and millions of members in international government and private insurer populations.

Our ability to achieve these goals is dependent upon the skills and commitment of all Healthways colleagues who are the foundation of our historic success and future potential. In the past five years, their efforts have enabled us to increase the number of people we serve from approximately 200,000 to nearly two million. Yet we believe we are at an early stage of our potential growth. We thank all our colleagues for their dedication and, with them, we look forward to the opportunities ahead.

Sincerely,

Ben R. Leedle, Jr.
President and Chief Executive Officer

(1) See page 43 for a reconciliation of GAAP and non-GAAP results.

You, our stockholders, know Healthways as the industry leader in disease management. Indeed we are, and will continue to be. Our growth in this market segment over the last ten years is impressive and is a clear indication of our dedication to improving every life we touch.

Behind the scenes, however, is a slightly different commitment. That commitment is reflected in the passionate pursuit of every colleague to change the face of healthcare. The focus of this pursuit is not limited to the domestic market but includes the international one as well. We know that to fulfill that objective, we will have to extend our reach beyond those with chronic illness and persistent conditions. We will also have to address the "supply" side of the equation: those who are not diagnosed, who are relatively healthy and make few demands on the system today, or who are simply presenting early identifiable risk for future health compromise due to high blood pressure, high blood fats, inadequate diet, lack of exercise, tobacco use or stress. These "lifestyle" issues are all identifiable and amenable to health support and behavior change interventions consistent with the tools and approaches that have characterized our industry-leading care support programs for the past decade.

Our technology infrastructure, our program platforms and processes, and our ability to scale solutions to large populations are all aptly suited for this task. Those, coupled with our collective and individual passion and commitment, constitute the unique and proven core competencies that provide the foundation for our future growth and success.

Data is the lifeblood of effective health and care support. But, to be useful, data must be received, cleaned, normalized, organized and transformed into information that can be used at the point of care. Accordingly, the success of our programs begins with the integration of the massive amounts of data we receive from our customers, who are among this country's leading health plans.

Since 1996, we have amassed the pharmaceutical, laboratory, claims, utilization and other administrative data of more than 50 million individual members of these health plans. To this data – currently the equivalent of six Libraries of Congress – we add entirely unique data derived from the interactions of our care enhancement center clinicians with the nearly two million active participants in our disease management and care support programs, their physicians and other providers. Those interactions provide a unique, intimate and otherwise unavailable insight into the state of each individual's disease and also into the behaviors that are at the heart of helping them create and sustain the behavior change critical to effective self-management and optimized health.

While the size and unique nature of our data set is impressive, what makes it valuable to all stakeholders is that it all exists in one place and operates on one platform. This means that we can integrate the flow of data back to our customers, their customers, patients, physicians and other providers in a manner that makes it useful to them. Further, it provides us, and our collaborating strategic partners, with one of the most robust and detailed maps in all healthcare.

These partners – organizations such as Johns Hopkins, the MIT Age Lab, ProChange Behavior Systems, Healthwise and the Center for Information Therapy – are using this unique and precious resource to develop new program models to further improve the effectiveness, efficiency and results of our programs.



(Integrate and Collaborate)




Analyze and Innovate



Data, in and of itself, has little value. It must be transformed into information – information that can be applied in practice to achieve a positive result and information that can be used both to help evaluate current programs and to design new and better ones. We think of this as the purposeful search, discovery and application of new, actionable wisdom in a continuous process.

Leading our efforts in these critical areas are the industry's largest and, we believe, most talented product development and informatics groups.

These highly qualified and committed colleagues build the programs and sophisticated analytical tools – such as neural-net predictive models – that ensure that each patient and physician we support is receiving the right interventions at the right time and in the manner most likely to help advance the common goal. Our pursuit of this improved level of specificity in our intervention models continues to drive both our effectiveness and efficiency.

Our success and the success of our programs is anchored by a commitment to a clear value proposition based on performance against clinical, financial and satisfaction metrics. Through critical assessment of current results combined with insights from our customers, account teams, business developers and strategy development team, we are constantly discovering new needs, new approaches and new solutions.

It is this highly developed capability that allows us to respond rapidly to the unique requirements of emerging markets and market segments such as our entry this year into providing service to traditional Medicare beneficiaries through our Medicare Health Support pilots.

This population needs different solutions than those provided to our commercial population, and the initial success we have experienced in the pilots is clear evidence of our special talents both in understanding unique needs and in designing solutions to effectively address them. We anticipate a similar effort will be required as we face the unique challenges represented by the international market and have focused a core group of experienced colleagues to begin the assessment, discovery and design process for that market as well.

These colleagues not only work on new programs and new markets but, perhaps most importantly, focus on discovering the next-frame design for health and care support services. We know the components of that next frame design: fully integrated data and information systems, common information architecture accessible by all, and patient–physician centricity. And we are convinced that it is only a matter of time before the right combination of sponsors – employer and/or health plan – is brought to the table to make it a reality.




(Design and Develop)

Engage and Deliver





The Healthways colleagues who reach out to engage and deliver our industry-leading health and care support programs, at scale, to a critical mass of patients and their physicians, are the pride of our company. Simply put, "execution matters," and our ability to execute flawlessly has been proven time and again.

Whether it's building, equipping, staffing and operating a new call center in 90 days from start to finish, or securing pilot program participation from 80% of all eligible Medicare beneficiaries within four months, or integrating our health and care support programs with those provided concurrently by our customers, our operational expertise and effectiveness is the envy of the industry.

We have many roles in this process. First, to imagine it. Next, with our strategic partners, to design it. And finally, to deliver it. To do these things successfully requires, first and foremost, that we create a foundation of trust with each stakeholder with whom we interact. For, at the end of the day, our vision will not be achieved unless and until we are seen by those stakeholders as their most trusted solutions source.

From that place everything happens and anything is possible. But it's not just our clinicians who are the guardians of the Trust Channels℠ between us and the other elements of the delivery system with whom we interact.

That responsibility falls to every Healthways colleague. Our chief medical officer and quality team are the Health/Care Trust Channel℠ to clinical integrity; our operational finance leadership is the Health/Care Trust Channel℠ to validated outcomes; our business developers and account managers are the Health/Care Trust Channel℠ to customer partnership and workforce productivity; our field-based provider support managers are the Health/Care Trust Channel℠ to physician integration; our informatics and IT colleagues are the Health/Care Trust Channel℠ to health plan, employer and government payers demanding believable outcomes and new integrated information solutions.

Individually, collectively, we are **The Health/Care Trust Channel**℠ guiding our customers and members from where they are today in the healthcare system to a better place. A place that gives them the support they need when they need it. A place that enables them to make the right choices. A place that reduces healthcare costs. A place of improved health outcomes and a well-considered, well-delivered experience. We do this one customer and one member at a time.

Healthways is a growth company; we are successful at what we do and at determining what to do next. We are making a difference for millions of individuals and for society as a whole – one life, one interaction, one touch at a time. For each of those stakeholders – patients, physicians, health plans, employers consultants and government – we come to work every day to make sure that we are their Health/Care Trust Channel℠ and no one does it better.

Selected Financial Data

Year ended and at August 31,	2005[4]	2004[4]	2003	2002	2001
(In thousands, except per share data)					
Operating Results: [1]					
Revenues	$ 312,504	$ 245,410	$165,471	$122,762	$ 75,121
Cost of services	205,253	156,462	106,130	84,845	55,466
Gross margin	107,251	88,948	59,341	37,917	19,655
Selling, general and administrative expenses	28,418	23,686	16,511	12,726	8,218
Depreciation and amortization	22,408	18,450	10,950	7,271	5,656
Interest	1,630	3,509	569	370	114
	52,456	45,645	28,030	20,367	13,988
Income before income taxes	54,795	43,303	31,311	17,550	5,667
Income tax expense	21,711	17,245	12,837	7,195	2,510
Net income	$ 33,084	$ 26,058	$ 18,474	$ 10,355	$ 3,157
Basic income per share: [2]	$ 1.00	$ 0.81	$ 0.60	$ 0.35	$ 0.12
Diluted income per share: [2]	$ 0.93	$ 0.75	$ 0.56	$ 0.32	$ 0.11
Weighted average common shares and equivalents: [2]					
Basic	33,241	32,264	31,048	29,945	25,872
Diluted	35,691	34,632	33,010	32,188	28,119
Balance Sheet Data: [1]					
Cash and cash equivalents	$ 63,467	$ 45,147	$ 35,956	$ 23,924	$ 12,376
Working capital	70,644	55,462	47,047	24,295	13,051
Total assets	270,954	253,449	140,013	118,017	71,500
Long-term debt	416	36,562	109	514	–
Other long-term liabilities	9,055	7,694	4,662	3,568	3,444
Stockholders' equity	206,930	155,435	112,431	88,809	54,116
Other Operating Data:					
Actual lives under management [3]	1,883	1,335	852	579	260
Annualized revenue in backlog	$ 32,578	$ 15,200	$ 12,200	$ 27,600	$ 3,360

[1] Certain items in prior periods have been reclassified to conform to current classifications.

[2] Restated to reflect the effect of the November 2001 three-for-two stock split and the December 2003 two-for-one stock split.

[3] Restated to include the Company's hospital-based diabetes patients.

[4] Includes operating results, balance sheet data, and other operating data of StatusOne since the date of the acquisition, which was September 5, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

Founded in 1981, American Healthways, Inc. (the "Company") provides specialized, comprehensive health and care support programs and services, including disease management and care enhancement services to health plans, the Centers for Medicare & Medicaid Services ("CMS"), and hospitals in addition to wellness programs to health plans and employers, in all 50 states, the District of Columbia, Puerto Rico, and Guam. These services include, but are not limited to:

- providing members with educational materials and personal interactions with highly trained nurses designed to create and sustain healthier behaviors;
- incorporating current evidence-based clinical guidelines in interventions to optimize patient care;
- developing care support plans and motivating members to set attainable goals for themselves;
- providing local market resources to address acute episode interventions; and
- coordinating members' care with local health-care providers.

Our integrated health and care support programs serve entire health plan populations through member and physician health and care support interventions, advanced neural network predictive modeling, and a confidential, secure Internet-based application that provides patients and physicians with individualized health information. Our programs enable health plans to develop relationships with all of their members, not just the chronically ill, and to identify those at highest risk for a health problem, allowing for early interventions.

Our programs are designed to help people lead healthier lives by ensuring they understand and follow doctors' orders, including medication compliance, are aware of and can recognize early warning signs associated with a major health episode, and are setting achievable goals for themselves to exercise more, lose weight, quit smoking or otherwise improve their current health status.

We believe that our patient and physician support regimens, delivered and/or supervised by a multi-disciplinary team, have demonstrated that they assist in providing more effective care for enrollee populations diagnosed with one or more diseases or conditions, which will improve the health status of the enrollee populations with the disease or condition and reduce both the short-term and long-term health-care costs for these enrollees.

Our integrated health and care support product line includes programs for people with diabetes, coronary artery disease, heart failure, asthma, chronic obstructive pulmonary disease, end-stage renal disease, cancer, chronic kidney disease, depression, tobacco addiction, acid-related stomach disorders, atrial fibrillation, decubitus ulcer, fibromyalgia, hepatitis C, inflammatory bowel disease, irritable bowel syndrome, low-back pain, osteoarthritis, osteoporosis, and urinary incontinence, as well as high-risk population management. We design our programs to create and maintain key desired behaviors of each program member and of the providers who care for them to improve member health status, thereby reducing health-care costs. The programs incorporate all interventions necessary to optimize member care and are based on the most up-to-date, evidence-based clinical guidelines.

The flexibility of our programs allows customers to enter the health and care support market at the level they deem appropriate for their organization. Customers may select a single or multiple chronic disease approach, a total-population approach, or high-risk approach, in which people with more than one disease or condition receive the benefit of multiple programs at a single cost.

As of August 31, 2005, we had contracts with 51 health plans to provide 169 disease management and care enhancement program services to their eligible members and also had 46 contracts to provide our services at 64 hospitals.

In December 2004, we were selected by CMS to participate in two Medicare Health Support ("MHS") pilots awarded under the Chronic Care Improvement Program authorized by the Medicare Modernization Act of 2003. We began operating one pilot in August 2005 to serve 20,000 Medicare fee-for-service beneficiaries in Maryland and the District of Columbia. In addition, in September 2005 we began serving 20,000 beneficiaries in Georgia in collaboration with CIGNA HealthCare, Inc. Both of the pilots are for complex diabetes and congestive heart failure disease management services and are operationally similar to our programs for commercial and Medicare Advantage health plan populations.

On June 8, 2005 we acquired certain assets from Health IQ Diagnostics, LLC ("Health IQ"), a health support company that uses a proprietary model to provide enrollees of employer-sponsored health plans and

Management's Discussion and Analysis of Financial Condition and Results of Operation

their dependents with a personal health risk score as well as the information they need to maintain or improve their health status.

We have seen increasing demand for our health and care support services from health plans' administrative services only ("ASO") customers. ASO customers are typically self-insured employers for which our health plan customers do not assume medical cost risk but provide primarily administrative claim and health network access services. Signed contracts between these self-insured employers and our health plan customers are incorporated in our contracts with our health plan customers, and these program-eligible members are included in actual lives under management or annualized revenue in backlog, as appropriate.

Highlights of Fiscal 2005 Performance

- Revenues increased 27.3% over fiscal 2004.
- Net income increased 27.0% over fiscal 2004.
- Actual lives under management increased 41.0% from the end of fiscal 2004 to the end of fiscal 2005, which included a 77.6% increase in self-insured employer actual lives under management to 641,000 at the end of fiscal 2005 from 361,000 at the end of fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operation contains forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," or "continue." In order for us to use the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution you that the following important factors, among others, may affect these forward-looking statements. Consequently, actual operations and results may differ materially from those expressed in the forward-looking statements. The important factors include, but are not limited to,:

- our ability to sign and implement new contracts for health and care support services;
- our ability to accurately forecast performance and the timing of revenue recognition under the terms of our health plan contracts and/or our cooperative agreement with CMS ahead of data collection and reconciliation in order to provide forward-looking guidance;
- the timing and costs of implementation, and the effect, of regulations and interpretations relating to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003;
- our ability to anticipate the rate of market acceptance of health and care support solutions and the individual market dynamics in potential international markets and our ability to accurately forecast the costs necessary to implement our strategy of establishing a presence in these markets;
- our ability to effectively manage any growth that we might experience;
- our ability to retain existing customers if they are acquired by other health plans which already have or are not interested in health and care support programs;
- the risks associated with a significant concentration of our revenues with a limited number of customers;
- our ability to effect cost savings and clinical outcomes improvements under health and care support contracts and reach mutual agreement with customers and/or CMS with respect to cost savings, or to effect such savings and improvements within the time frames contemplated by us;
- our ability to collect contractually earned performance incentive bonuses;
- the ability of our customers and/or CMS to provide timely and accurate data that is essential to the operation and measurement of our performance under the terms of our health plan contracts;
- our ability to favorably resolve contract billing and interpretation issues with our customers;
- our ability to integrate the operations of Health IQ and other acquired businesses or technologies into our business;
- our ability to develop new products and deliver outcomes on those products;
- our ability to effectively integrate new technologies and approaches, such as those encompassed in our health and care support initiatives or otherwise licensed or acquired by us, into our health and care support platform;

Management's Discussion and Analysis of Financial Condition and Results of Operation

- our ability to renew and/or maintain contracts with our customers under existing terms or restructure these contracts on terms that would not have a material negative impact on our results of operations;
- our ability to implement our health and care support strategy within expected cost estimates;
- our ability to obtain adequate financing to provide the capital that may be necessary to support the growth of our operations and to support or guarantee our performance under new contracts;
- unusual and unforeseen patterns of health care utilization by individuals with diabetes, cardiac, respiratory and/or other diseases or conditions for which we provide services, in the health plans with which we have executed a health and care support contract;
- the ability of the health plans to maintain the number of covered lives enrolled in the plans during the terms of our agreements with the health plans;
- our ability to attract and/or retain and effectively manage the employees required to implement our agreements;
- the impact of litigation involving us and/or our subsidiaries;
- the impact of future state and federal health care and other applicable legislation and regulations on our ability to deliver our services and on the financial health of our customers and their willingness to purchase our services;
- current geopolitical turmoil and the continuing threat of domestic or international terrorism;
- general worldwide and domestic economic conditions and stock market volatility; and
- other risks detailed in the Company's other filings with the Securities and Exchange Commission.

We undertake no obligation to update or revise any such forward-looking statements.

Critical Accounting Policies

We describe our accounting policies in Note 1 of the Notes to the Consolidated Financial Statements. We prepare the consolidated financial statements in conformity with U.S. generally accepted accounting principles, which require us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

We believe the following accounting policies are the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

We generally determine our contract fees by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by our services during the month. We set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In some contracts, the PMPM rates may differ between the health plan's lines of business (e.g., PPO, HMO, Medicare Advantage, ASO). Contracts with health plans generally range from three to seven years with provisions for subsequent renewal; contracts between our health plan customers and their ASO customers typically have one-year terms.

Some contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's health-care costs and selected clinical and/or other criteria that focus on improving the health of the members. Approximately 13% of revenues recorded during the year ended August 31, 2005 were performance-based and remain subject to final reconciliation. We anticipate that this percentage will fluctuate due to the level of performance-based fees in new contracts, revenue recognition associated with performance-based fees, and the timing of data reconciliation, which varies according to contract terms. A limited number of contracts also provide opportunities for us to receive incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We bill our customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Contractually, we cannot bill for any incentive bonus until after contract settlement.

We recognize revenue as follows: 1) we recognize the fixed portion of the monthly fees as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on our performance to date in the contract year; and 3) we recognize additional incentive bonuses based on our performance to date in the contract year, to the extent we consider such amounts collectible.

We assess our level of performance based on medical claims and other data that the health plan customer is contractually required to supply each month. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

If data from the health plan is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees as revenues but instead record them in a current liability account "contract billings in excess of earned revenue." Only in the event we do not meet performance levels by the end of the contract year are we contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves. Historically, any such adjustments have been immaterial to our financial condition and results of operations.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile health-care claims and clinical data. As of August 31, 2005, performance-based fees that have not yet been settled with our customers but that have been recognized as revenue in the current and prior years totaled approximately $57.5 million. Of this amount, $43.0 million was based entirely on actual data received from our customers, while $14.5 million was based on calculations which include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to health plan data deficiencies, omissions, and/or data discrepancies.

Performance-related adjustments (including any amounts recorded as revenue that were ultimately refunded), changes in estimates, data reconciliation differences, or adjustments to incentive bonuses may cause us to recognize or reverse revenue in a current fiscal year that pertains to services provided during the prior fiscal year. During fiscal 2005, we recognized a net increase in revenue of $1.7 million that related to services provided prior to fiscal 2005.

Impairment of Intangible Assets and Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," we review goodwill for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable.

If we determine that the carrying value of goodwill is impaired based upon an impairment review, we calculate any impairment using a fair-value-based goodwill impairment test as required by SFAS No. 142. Fair value is the amount at which the asset could be bought or sold in a current transaction between two willing parties. We estimate fair value using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures.

We amortize other identifiable intangible assets, such as acquired technologies and customer contracts, on the straight-line method over their estimated useful lives, except for trade names, which have an indefinite life and are not subject to amortization. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Management's Discussion and Analysis of Financial Condition and Results of Operation

If we determine that the carrying value of other identifiable intangible assets may not be recoverable, we calculate any impairment using an estimate of the asset's fair value based on the projected net cash flows expected to result from that asset, including eventual disposition.

Future events could cause us to conclude that impairment indicators exist and that goodwill and/or other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Business Strategy

Our primary strategy is to develop new and to expand existing relationships with health plans and CMS to provide health and care support programs and services, including creating value for large self-insured employers. We plan to use our scalable state-of-the-art care enhancement centers and medical information content and proprietary technologies to gain a competitive advantage in delivering our health and care support services.

We expect to continue adding services to our product mix that extend our programs beyond a chronic disease focus and provide services to individuals who currently have, or face the risk of developing, one or more additional medical conditions. We believe that we can achieve improvements in care, and therefore significant cost savings, by addressing care and treatment requirements for these additional selected diseases and conditions, which will enable us to address a larger percentage of a health plan's population and total health-care costs. In addition, we expect to continue developing proprietary, proactive health support for whole populations across the continuum of care, including next generation wellness solutions.

We anticipate that we will incur significant costs during fiscal 2006 to enhance and expand our clinical programs and data and financial reporting systems, pursue opportunities in international markets, enhance our information technology support, and open additional or expand current care enhancement centers as needed. We may add some of these new capabilities and technologies through strategic alliances with other entities, one or more of which we may make minority investments in or acquire for stock and/or cash.

Results of Operations

The following table shows the components of the statements of operations for the years ended August 31, 2005, 2004 and 2003 expressed as a percentage of revenues.

	Year ended August 31,		
	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of services	65.7%	63.8%	64.1%
Gross margin	34.3%	36.2%	35.9%
Selling, general and administrative expenses	9.1%	9.7%	10.0%
Depreciation and amortization	7.2%	7.5%	6.6%
Interest expense	0.5%	1.4%	0.3%
Income before income taxes	17.5%	17.6%	19.0%
Income tax expense	6.9%	7.0%	7.8%
Net income	10.6%	10.6%	11.2%

Revenues

Revenues for fiscal 2005 and fiscal 2004 increased 27.3% and 48.3%, respectively, over the prior fiscal years. Fiscal 2005 revenues increased over fiscal 2004 revenues primarily due to the following:

- an increase in self-insured employer actual lives under management from 361,000 at August 31, 2004 to 641,000 at August 31, 2005;
- existing health plan customers adding or expanding 11 programs since August 31, 2004;

Management's Discussion and Analysis of Financial Condition and Results of Operation

- the commencement of 12 new health plan contracts since August 31, 2004; and
- increased membership in customers' existing programs.

Excluding StatusOne Health Systems, LLC ("StatusOne") revenues of $25.4 million in fiscal 2004, revenues would have increased 32.9% in fiscal 2004 compared to fiscal 2003. Excluding the acquisition of StatusOne, fiscal 2004 revenues increased over fiscal 2003 primarily due to the following:

- an increase in self-insured employer actual lives under management from 132,000 at August 31, 2003 to 361,000 at August 31, 2004;
- existing health plan customers adding or expanding 11 programs since August 31, 2003;
- the commencement of 10 new health plan contracts since August 31, 2003; and
- increased membership in customers' existing programs.

In addition, the increase in revenues for fiscal 2004 compared to fiscal 2003 was also partially attributable to the renegotiation of one contract at the beginning of fiscal 2004 for which we did not recognize any revenue in fiscal 2003 because we were unable to measure performance due to contracting terms and outcomes measurement provisions unique to this contract.

We anticipate that fiscal 2006 revenues will increase over fiscal 2005 revenues primarily due to the expansion of existing contracts, increasing demand for our health and care support services from self-insured employers who contract with our health plan customers, anticipated new contracts, and revenues from MHS pilots.

Cost of Services

Cost of services as a percentage of revenues increased to 65.7% for fiscal 2005 compared to 63.8% for fiscal 2004. Excluding contract performance incentive bonus revenues, which totaled $2.5 million for fiscal 2004 compared to $0.2 million for fiscal 2005, cost of services as a percentage of revenues would have increased to 65.7% from 64.4% for fiscal 2005 and 2004, respectively, primarily as a result of an increase in accrued employee bonuses and increased expenses related to securing and preparing for MHS pilots during fiscal 2005 compared to fiscal 2004. These increases were partially offset by decreases attributable to initial operating costs in fiscal 2004 related to the opening of two new care enhancement centers in January 2004 and March 2004 and increased capacity utilization, economies of scale, and productivity enhancements during fiscal 2005 compared to fiscal 2004.

Cost of services as a percentage of revenues decreased to 63.8% for fiscal 2004 compared to 64.1% for fiscal 2003. Excluding contract performance incentive bonus revenues, which decreased from $5.3 million for fiscal 2003 to $2.5 million for fiscal 2004, cost of services as a percentage of revenues would have decreased to 64.4% from 66.3% for fiscal 2004 and 2003, respectively, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements, as well as a lower employee bonus accrual in fiscal 2004 over fiscal 2003 because we did not achieve certain internal targets in fiscal 2004 on which the employee bonus was based.

We anticipate that fiscal 2006 cost of services will increase over fiscal 2005 primarily as a result of share-based payments required to be expensed under SFAS No. 123(R), "Share-Based Payment," and other long-term employee incentive costs, anticipated investments in international initiatives, operating costs related to the MHS pilots, increased operating staff required for expected increases in demand for our services, increased indirect staff costs associated with the continuing development and implementation of our health and care support services, and increases in information technology and other support staff and costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues decreased to 9.1% for fiscal 2005 compared to 9.7% for fiscal 2004, primarily due to our ability to more effectively leverage our selling, general and administrative expenses as a result of growth in our operations. These decreases were partially offset by an increase in accrued employee bonuses and increased expenses related to securing and preparing for MHS pilots during fiscal 2005 compared to fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Selling, general and administrative expenses as a percentage of revenues decreased to 9.7% for fiscal 2004 compared to 10.0% for fiscal 2003. Excluding contract performance incentive bonus revenues, which decreased $2.8 million for fiscal 2004 compared to fiscal 2003, selling, general and administrative expenses as a percentage of revenues would have decreased to 9.7% for fiscal 2004 from 10.3% for fiscal 2003, primarily due to a decrease in costs related to marketing and branding campaigns, partially offset by a $0.8 million increase in stock-based compensation expense resulting from the grant, which was subject to stockholder approval, of stock options to two new directors of the Company in June 2003. Such approval was obtained at the Annual Meeting of Stockholders in January 2004, at which time the options were issued.

We anticipate that selling, general and administrative expenses for fiscal 2006 will increase over fiscal 2005 primarily due to share-based payments required to be expensed under SFAS No. 123(R) and other long-term employee incentive costs, anticipated investments in international initiatives, operating costs related to the MHS pilots, and increased indirect support costs for our existing and anticipated new and expanded health plan contracts.

Depreciation and Amortization

Depreciation and amortization expense for fiscal 2005 increased 21.5% over fiscal 2004 primarily due to increased depreciation expense associated with equipment, software, leasehold improvements, and computer-related capital expenditures. We made these capital expenditures to enhance our health plan information technology capabilities and expand our corporate office and calling capacity at existing care enhancement centers.

Depreciation and amortization expense for fiscal 2004 increased 68.5% over fiscal 2003 primarily due to amortization expense related to StatusOne intangible assets and increased depreciation expense associated with equipment, software development, leasehold improvements, and computer-related capital expenditures. We made these capital expenditures to enhance our health plan information technology capabilities, open two new care enhancement centers, and expand our corporate office and one existing care enhancement center during fiscal 2004.

We anticipate that depreciation and amortization expense for fiscal 2006 will increase over fiscal 2005 primarily as a result of additional capital expenditures associated with expected increases in demand for our services and growth and improvement in our information technology capabilities.

Interest Expense

Interest expense for fiscal 2005 decreased 53.5% compared to fiscal 2004 primarily due to a reduction in our long-term debt balance resulting from net repayments of $48.0 million of revolving debt since October 29, 2004, as well as lower interest rates under the First Amended and Restated Revolving Credit Loan Agreement dated October 29, 2004 ("the First Amended Credit Agreement") compared to the Revolving Credit and Term Loan Agreement dated September 5, 2003 (the "Former Credit Agreement") (described more fully in "-Liquidity and Capital Resources" below).

Interest expense for fiscal 2004 increased $2.9 million compared to fiscal 2003 primarily due to interest costs related to a $60.0 million term loan incurred in connection with the acquisition of StatusOne, offset slightly by decreased fees associated with a reduction in outstanding letters of credit to support certain contractual requirements to repay fees in the event we do not perform at target levels and do not repay the fees due in accordance with the contract terms.

We anticipate that interest expense for fiscal 2006 will decrease over fiscal 2005 primarily as a result of a lower balance of long-term debt.

Income Tax Expense

Our effective tax rate decreased to 39.6% for fiscal 2005 compared to 39.8% and 41.0% for fiscal 2004 and 2003, respectively, primarily as a result of our geographic mix of earnings, which impacts our average state income tax rate, and other factors. The differences between the statutory federal income tax rate of 35.0% and our effective tax rate are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash and cash equivalents increased $18.3 million during fiscal 2005 to $63.5 million at August 31, 2005 from $45.1 million at August 31, 2004. The increase was primarily due to cash flow from operations partially offset by capital expenditures and net payments of long-term debt.

Operating activities for fiscal 2005 generated cash of $75.2 million compared to $53.5 million for fiscal 2004. The increase in operating cash flow of $21.7 million resulted primarily from an increase in net income and an increase in accrued employee bonuses, the payment of which generally occurs in the first quarter of the following fiscal year. These increases to cash flow from operations were partially offset by a decrease in accounts payable related to the timing of capital expenditures at the end of fiscal 2004 for upgrades to hardware and increased estimated income tax payments of $11.8 million for fiscal 2005 compared to fiscal 2004.

Investing activities during fiscal 2005 used $10.2 million in cash which primarily consisted of investments in property and equipment of $16.2 million. This amount was partially offset by the return to the Company of $1.3 million that was previously held in escrow in connection with the StatusOne acquisition and net proceeds from the purchase and sale of investments of $7.0 million. The purchase of property and equipment was primarily associated with enhancements in our information technology capabilities and the expansion of an existing care enhancement center.

Financing activities for fiscal 2005 used $46.6 million in cash primarily due to net payments on long-term debt of $48.2 million, deferred loan costs related to the First Amended Credit Agreement of $0.7 million, and funding of an escrow account of $2.3 million in conjunction with contractual requirements under one contract. These uses of cash were slightly offset by proceeds from the exercise of stock options of $4.6 million.

On September 19, 2005, we amended and restated the First Amended Credit Agreement and entered into the Second Amended and Restated Revolving Credit Loan Agreement (the "Second Amended Credit Agreement"). The Second Amended Credit Agreement provides us with a $250.0 million revolving credit facility, including a swingline sub facility of $10.0 million and a $75.0 million sub facility for letters of credit, together with an uncommitted incremental accordion facility of $50.0 million, and expires on September 19, 2010.

The Second Amended Credit Agreement requires us to repay the principal on any loans at the maturity date of September 19, 2010. Borrowings under the Second Amended Credit Agreement generally bear interest, at our option, at LIBOR plus a spread of 0.875% to 1.5% or at the prime rate. The Second Amended Credit Agreement also provides for a fee ranging between 0.175% and 0.3% of unused commitments. The Second Amended Credit Agreement is secured by guarantees from the Company's active domestic subsidiaries and by security interests in substantially all of the Company's and its subsidiaries' assets.

The First Amended Credit Agreement provided us with up to $150.0 million in borrowing capacity and contained various financial covenants, which required us to maintain, as defined, ratios or levels of (i) total funded debt to EBITDA, (ii) interest coverage, (iii) fixed charge coverage, and (iv) net worth. The Second Amended Credit Agreement contains similar financial covenants with the exclusion of the interest coverage ratio. Both agreements restrict the payment of dividends and limit the amount of repurchases of the Company's common stock. As of August 31, 2005, we were in compliance with all of the covenant requirements of the First Amended Credit Agreement, and we are currently in compliance with all of the covenant requirements of the Second Amended Credit Agreement. As of August 31, 2005, our available line of credit totaled $149.5 million.

On September 16, 2003, we entered into an interest rate swap agreement to manage our interest rate exposure under the Former Credit Agreement. In September 2004, in anticipation of amending and restating our Former Credit Agreement by entering into the First Amended Credit Agreement, we terminated the interest rate swap agreement and recognized a gain of approximately $22,000.

As of August 31, 2005, there were letters of credit outstanding under the Second Amended Credit Agreement totaling $0.5 million primarily to support our requirement to repay fees under one health plan contract in the event we do not perform at established target levels and do not repay the fees due in accordance with the terms of the contract.

In conjunction with contractual requirements under one contract beginning on March 1, 2004, we funded an escrow account in the amount of approximately $3.8 million. We were required to deposit a percentage of all fees received from this customer during the first year of the contract into the escrow account to be used to repay fees under the contract in the event we do not perform at established target levels.

We believe that cash flow from operating activities, our available cash, and our available credit under the Second Amended Credit Agreement will continue to enable us to meet our contractual obligations and to fund the current level of growth in our operations for the foreseeable future. However, if expanding our operations requires significant additional financing resources, such as capital expenditures for technology improvements, additional care enhancement centers and/or letters of credit or other forms of financial assurance to guarantee our performance under the terms of new contracts, or if we are required to refund performance-based fees pursuant to contract terms, we may need to raise additional capital by expanding our existing credit facility and/or issuing debt or equity. If we face a limited ability to arrange such financing, it may restrict our ability to expand our operations.

In addition, if contract development accelerates or acquisition opportunities arise that would expand our operations, we may need to issue additional debt or equity to provide the funding for these increased growth opportunities. We may also issue equity in connection with future acquisitions or strategic alliances. We cannot assure you that we would be able to issue additional debt or equity on terms that would be acceptable to us.

Contractual Obligations

The following schedule summarizes our contractual cash obligations by the indicated period as of August 31, 2005:

	Payments Due By Year Ended August 31,				
	2006	2007 - 2008	2009- 2010	2011 and After	Total
(In $000s)					
Capital lease obligations	$ 214	$ 428	$ 37	$ –	$ 679
Deferred compensation plan payments	1,418	1,800	714	2,881	6,813
Operating lease obligations	6,640	10,708	7,435	6,427	31,210
Other contractual cash obligations [1]	1,700	2,175	2,000	–	5,875
Total Contractual Cash Obligations	$ 9,972	$ 15,111	$ 10,186	$ 9,308	$ 44,577

[1] Other commitments represent cash payments in connection with our strategic alliance agreements and exclude certain variable costs related to one strategic alliance that are based on the number of future eligible members.

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities." FIN No. 46(R) requires consolidation of variable interest entities if certain conditions are met and generally applies to periods ending after March 15, 2004. The adoption of FIN No. 46(R) did not have a material impact on our financial position or results of operations.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Statement is effective for fiscal years beginning after June 15, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We adopted Statement 123(R) on September 1, 2005 using the modified prospective method.

As permitted by Statement 123, prior to September 1, 2005 we accounted for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. We expect that adopting SFAS No. 123(R) will reduce fiscal 2006 earnings per share by $0.22 per diluted share.

Statement 123(R) also requires the benefits of tax deductions in excess of amounts recognized as compensation cost to be reported as a financing cash flow, rather than an operating cash flow as required under previous accounting guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what the benefits of these tax deductions will be in the future (because they depend on, among other things, when employees exercise stock options), we recognized $11.7 million and $10.0 million of such amounts in cash flow from operating activities for fiscal 2005 and fiscal 2004, respectively.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk related to interest rate changes, primarily as a result of the Second Amended Credit Agreement, the First Amended Credit Agreement, and the Former Credit Agreement, which bear interest based on floating rates. Borrowings under the Former Credit Agreement bore interest, at our option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. Borrowings under the First Amended Credit Agreement bore interest, at our option, at the prime rate plus a spread of 0.0% to 1.0% or LIBOR plus a spread of 1.25% to 2.25%, or a combination thereof. Borrowings under the Second Amended Credit Agreement generally bear interest, at our option, at LIBOR plus a spread of 0.875% to 1.5% or at the prime rate. We do not execute transactions or hold derivative financial instruments for trading purposes.

A one-point interest rate change on the variable rate debt outstanding during fiscal 2005 would have resulted in interest expense fluctuating approximately $0.1 million for the year ended August 31, 2005.

Consolidated Balance Sheets

At August 31, (In thousands, except share and per share data)	2005	2004
Assets:		
Current assets:		
Cash and cash equivalents	$ 63,467	$ 45,147
Restricted cash	3,811	1,524
Investments	–	7,040
Accounts receivable, net		
Billed	39,539	33,235
Unbilled	1,158	866
Prepaid expenses and other current assets	5,681	6,502
Deferred tax asset	3,305	2,248
Total current assets	116,961	96,562
Property and equipment:		
Leasehold improvements	12,836	10,067
Computer equipment and related software	61,772	53,379
Furniture and office equipment	16,294	14,514
	90,902	77,960
Less accumulated depreciation	(51,114)	(36,957)
Net property and equipment	39,788	41,003
Other assets	2,065	2,456
Intangible assets, net	16,120	19,854
Goodwill, net	96,020	93,574
Total assets	$ 270,954	$ 253,449
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,424	$ 10,343
Accrued salaries and benefits	23,055	4,616
Accrued liabilities	4,994	4,688
Contract billings in excess of earned revenue	8,037	4,898
Income taxes payable	660	3,294
Current portion of long-term debt	163	12,243
Current portion of long-term liabilities	1,984	1,018
Total current liabilities	46,317	41,100
Long-term debt	416	36,562
Long-term deferred tax liability	8,236	12,658
Other long-term liabilities	9,055	7,694
Stockholders' equity		
Preferred stock		
$.001 par value, 5,000,000 shares authorized, none outstanding	–	–
Common stock		
$.001 par value, 75,000,000 shares authorized, 33,808,518 and 32,857,041 shares outstanding	34	33
Additional paid-in capital	109,425	90,980
Retained earnings	97,471	64,387
Accumulated other comprehensive income	–	35
Total stockholders' equity	206,930	155,435
Total liabilities and stockholders' equity	$ 270,954	$ 253,449

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Year ended August 31,	2005	2004	2003
(In thousands, except earnings per share data)			
Revenues	$ 312,504	$ 245,410	$ 165,471
Cost of services	205,253	156,462	106,130
Gross margin	107,251	88,948	59,341
Selling, general and administrative expenses	28,418	23,686	16,511
Depreciation and amortization	22,408	18,450	10,950
Interest expense	1,630	3,509	569
Income before income taxes	54,795	43,303	31,311
Income tax expense	21,711	17,245	12,837
Net income	$ 33,084	$ 26,058	$ 18,474
Earnings per share:			
Basic	$ 1.00	$ 0.81	$ 0.60
Diluted	$ 0.93	$ 0.75	$ 0.56
Weighted average common shares and equivalents			
Basic	33,241	32,264	31,048
Diluted	35,691	34,632	33,010

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, August 31, 2002	–	$ 30	$ 68,924	$ 19,855	$ –	$ 88,809
Net income	–	–	–	18,474	–	18,474
Exercise of stock options and other	–	2	1,720	–	–	1,722
Tax benefit of option exercises	–	–	3,426	–	–	3,426
Balance, August 31, 2003	$ –	$ 32	$ 74,070	$ 38,329	$ –	$ 112,431
Net income	–	–	–	26,058	–	26,058
Net change in fair value of interest rate swap, net of income taxes of $23	–	–	–	–	35	35
Total comprehensive income						26,093
Exercise of stock options and other	–	1	5,085	–	–	5,086
Tax benefit of option exercises	–	–	10,013	–	–	10,013
Issuance of stock in conjunction with strategic alliance	–	–	1,812	–	–	1,812
Balance, August 31, 2004	$ –	$ 33	$ 90,980	$ 64,387	$ 35	$ 155,435
Net income	–	–	–	33,084	–	33,084
Termination of interest rate swap	–	–	–	–	(35)	(35)
Total comprehensive income						33,049
Exercise of stock options and other	–	1	5,229	–	–	5,230
Tax benefit of option exercises	–	–	11,672	–	–	11,672
Issuance of stock in conjunction with Health IQ acquisition	–	–	1,544	–	–	1,544
Balance, August 31, 2005	$ –	$ 34	$109,425	$ 97,471	$ –	$ 206,930

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended August 31, (In thousands)	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 33,084	$ 26,058	$ 18,474
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization	22,408	18,450	10,950
Amortization of deferred loan costs	488	768	276
Tax benefit of stock option exercises	11,672	10,013	3,426
Increase in accounts receivable, net	(6,485)	(7,174)	(5,808)
Decrease (increase) in other current assets	1,098	(899)	(918)
(Decrease) increase in accounts payable	(3,112)	5,733	(201)
Increase (decrease) in accrued salaries and benefits	18,439	(4,865)	(2,564)
Increase (decrease) in other current liabilities	788	3,060	(1,880)
Deferred income taxes	(5,433)	(491)	3,877
Other	2,497	2,834	1,556
Decrease in other assets	633	356	132
Payments on other long-term liabilities	(872)	(371)	(385)
Net cash flows provided by operating activities	75,205	53,472	26,935
Cash flows from investing activities:			
Acquisition of property and equipment	(16,161)	(25,013)	(16,169)
Purchases of investments	(2,000)	(6,000)	–
Proceeds on sale of investments	9,040	70	255
Business acquisitions, net of cash acquired	(1,120)	(60,223)	–
Net cash flows used in investing activities	(10,241)	(91,166)	(15,914)
Cash flows from financing activities:			
Increase in restricted cash	(2,287)	(1,524)	–
Proceeds from issuance of long-term debt	48,000	60,000	–
Deferred loan costs	(730)	(2,315)	–
Payments of long-term debt	(96,226)	(12,424)	(383)
Exercise of stock options	4,599	4,258	1,649
Net cash flows (used in) provided by financing activities	(46,644)	47,995	1,266
Net increase in cash and cash equivalents	18,320	10,301	12,287
Cash and cash equivalents, beginning of period	45,147	34,846	22,559
Cash and cash equivalents, end of period	$ 63,467	$ 45,147	$ 34,846
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 1,099	$ 2,749	$ 49
Cash paid during the year for income taxes	$ 18,198	$ 6,367	$ 5,378
Noncash Activities:			
Issuance of unregistered common stock associated with Health IQ acquisition	$ 1,544	$ –	$ –
Issuance of unregistered common stock associated with Outcomes Verification Program	$ –	$ 1,812	$ –

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

1. Summary of Significant Accounting Policies

American Healthways, Inc. and its wholly-owned subsidiaries provide specialized, comprehensive health and care support programs and services to individuals in all 50 states, the District of Columbia, Puerto Rico and Guam.

We have reclassified certain items in prior periods to conform to current classifications.

a. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. We have eliminated all intercompany profits, transactions and balances.

b. Cash and Cash Equivalents - Cash and cash equivalents primarily include tax-exempt debt instruments, repurchase agreements, commercial paper, and other short-term investments with original maturities of less than three months. We also include in cash and cash equivalents any accrued interest related to these items.

c. Restricted Cash – Restricted cash represents funds held in escrow in connection with contractual requirements (see Note 14).

d. Investments - Investments at August 31, 2004 consist of auction rate securities and floating rate investments. Auction rate securities and floating rate investments typically have stated maturities that typically are at least twenty years, but their interest rates reset approximately every 7-35 days. These investments are carried at fair value (which approximates cost), and are classified as current assets because they are available for sale and are generally available to support our current operations.

e. Accounts Receivable - Billed receivables primarily represent fees that are contractually due in the ordinary course of providing our services, net of contractual adjustments. Unbilled receivables primarily represent fees that have been earned but that cannot be billed for until a contractually specified time, typically less than one year. Historically, we have experienced minimal instances of customer non-payment and therefore consider our accounts receivable to be collectible, but we may provide reserves, when appropriate, for billing adjustments at contract reconciliation.

f. Prepaid Expenses and Other Current Assets - Prepaid expenses and other current assets include prepaid expenses, inventories and other receivables.

g. Property and Equipment - Property and equipment is carried at cost and includes expenditures that increase value or extend useful lives. We recognize depreciation using the straight-line method over useful lives of three years for computer software and hardware and five to seven years for furniture and other office equipment. Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the life of the lease, which ranges from two to ten years. Depreciation expense for the years ended August 31, 2005, 2004, and 2003 was $18.5 million, $14.2 million, and $10.3 million, respectively, including amortization of assets recorded under capital leases.

h. Other Assets - Other assets consist primarily of deferred loan costs net of accumulated amortization.

i. Intangible Assets - Intangible assets primarily include acquired technology and customer contracts, which we amortize on a straight-line basis over a five-year estimated useful life. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Intangible assets not subject to amortization consist of a trade name of $4.3 million associated with the StatusOne Health Systems, LLC ("StatusOne") acquisition. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. See Note 5 for further information on intangible assets.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

j. Goodwill – We recognize goodwill for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses that we acquire. The change in the carrying amount of goodwill for fiscal 2005 is due to the acquisition of certain assets of HealthIQ Diagnostics, LLC ("Health IQ") in June 2005 and purchase price adjustments related to the StatusOne acquisition in September 2003 (see Notes 3 and 4). Accumulated amortization of goodwill at August 31, 2005 and 2004 was $5.1 million.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we review goodwill at least annually for impairment. We completed our annual impairment test as of June 30, 2005 as required by SFAS No. 142 and concluded that no impairment of goodwill exists. In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate.

k. Contract Billings in Excess of Earned Revenue - Contract billings in excess of earned revenue represent performance-based fees subject to refund that we have not recognized as revenues because either 1) data from the customer is insufficient or incomplete to measure performance; or 2) interim performance measures indicate that we are not meeting performance targets.

l. Income Taxes - We file a consolidated federal income tax return that includes all of our wholly-owned subsidiaries. We compute our income tax provision under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 generally requires that we record deferred income taxes for the tax effect of differences between the book and tax bases of our assets and liabilities.

m. Revenue Recognition - We generally determine our contract fees by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by our services during the month. We set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In some contracts, the PMPM rate may differ between the health plan's lines of business (e.g., PPO, HMO, Medicare Advantage, ASO). Contracts with health plans generally range from three to seven years with provisions for subsequent renewal; contracts between our health plan customers and their ASO customers typically have one-year terms.

Some contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's health-care costs and selected clinical and / or other criteria that focus on improving the health of the members. Approximately 13% of revenues recorded during the year ended August 31, 2005 were performance-based and remain subject to final reconciliation. We anticipate that this percentage will fluctuate due to the level of performance-based fees in new contracts, revenue recognition associated with performance-based fees, and the timing of data reconciliation, which varies according to contract terms. A limited number of contracts also provide opportunities for us to receive incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We bill our customers each month for the entire amount of our fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Contractually, we cannot bill for any incentive bonus until after contract settlement.

We recognize revenue as follows: 1) we recognize the fixed portion of the monthly fees as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on our performance to date in the contract year as determined below; and 3) we recognize additional incentive bonuses based on our performance to date in the contract year, to the extent we consider such amounts collectible.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

We assess our level of performance based on medical claims and other data that the health plan customer is contractually required to supply each month. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

If data from the health plan is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees as revenues but instead record them in a current liability account "contract billings in excess of earned revenue". Only in the event we do not meet performance levels by the end of the contract year are we contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves. Historically, any such adjustments have been immaterial to our financial condition and results of operations.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile health-care claims and clinical data. As of August 31, 2005, performance-based fees that have not yet been settled with our customers but that have been recognized as revenue in the current and prior years totaled approximately $57.5 million. Of this amount, $43.0 million was based entirely on actual data received from our customers, while $14.5 million was based on calculations which include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to health plan data deficiencies, omissions, and/or data discrepancies.

Performance-related adjustments (including any amounts recorded as revenue that were ultimately refunded), changes in estimates, data reconciliation differences, or adjustments to incentive bonuses may cause us to recognize or reverse revenue in a current fiscal year that pertains to services provided in the prior fiscal year. During fiscal 2005, we recognized a net increase in revenue of $1.7 million that related to services provided prior to fiscal 2005.

n. Earnings Per Share – We report earnings per share under SFAS No. 128 "Earnings per Share". We calculate basic earnings per share using weighted average common shares outstanding during the period. We calculate diluted earnings per share using weighted average common shares outstanding during the period plus the effect of all dilutive potential common shares outstanding during the period.

o. Stock Options – During fiscal 2005 and prior fiscal years, we accounted for stock options issued to employees and outside directors pursuant to Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." As described in Note 2, we adopted SFAS No. 123(R), "Share-Based Payment," on September 1, 2005.

For the year ended August 31, 2005, we recorded compensation expense under APB No. 25 of approximately $0.5 million. This expense resulted primarily from the grant, which was subject to stockholder approval, of stock options to two new directors of the Company in June 2003. We obtained approval at the Annual Meeting of Stockholders in January 2004, at which time we issued the options. We recognize compensation expense related to fixed award stock options on a straight-line basis over the vesting period.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

Year ended August 31,	2005	2004	2003[1]
(In $000s, except per share data)			
Net income, as reported	$ 33,084	$ 26,058	$ 18,474
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	299	493	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,709)	(5,097)	(3,281)
Pro forma net income	$ 26,674	$ 21,454	$ 15,193
Earnings per share:			
Basic - as reported	$ 1.00	$ 0.81	$ 0.60
Basic - pro forma	$ 0.80	$ 0.66	$ 0.49
Diluted - as reported	$ 0.93	$ 0.75	$ 0.56
Diluted - pro forma	$ 0.75	$ 0.62	$ 0.46

[1] Restated to reflect the effect of the December 2003 two-for-one stock split.

In June 2005, we changed the method we use to estimate the fair values of stock options from the Black-Scholes option pricing model to a binomial model because the binomial model considers characteristics of fair value option pricing, such as the option's contractual term, the probability of exercise before the end of the contractual term, and the probability of the employee's termination or retirement, that are not available under the Black-Scholes model. This change in methodology had no impact on fiscal 2005 results of operations or related per share amounts.

The following table shows the estimated weighted average fair values of the options at the date of grant and the related weighted average assumptions we used to develop the estimates:

Year ended August 31,	2005	2004	2003[1]
Weighted average fair value of options	$ 20.02	$ 15.64	$ 10.49
Assumptions:			
Dividends	$ –	$ –	$ –
Expected life in years	5.7	7.4	7.6
Average risk free interest rate	3.8 %	3.8 %	4.0 %
Volatility rate	49.8 %	60.0 %	61.0 %

[1] Restated to reflect the effect of the December 2003 two-for-one stock split.

See Note 11 for further discussion of stock options.

p. Derivative Instruments and Hedging Activities - We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its subsequent amendments, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

We are subject to market risk related to interest rate changes, primarily as a result of the Revolving Credit and Term Loan Agreement dated September 5, 2003 (the "Former Credit Agreement") and the First Amended and Restated Revolving Credit Loan Agreement dated October 29, 2004 (the "First Amended Credit Agreement"), which bear interest based on floating rates. Borrowings under the Former Credit Agreement bore interest, at our option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. Borrowings under the First Amended Credit Agreement bear interest, at our option, at the prime rate plus a spread of 0.0% to 1.0% or LIBOR plus a spread of 1.25% to 2.25%, or a combination thereof. In order to manage our interest rate exposure under the Former Credit Agreement, we entered into an interest rate swap agreement in September 2003, effectively converting $40.0 million of floating rate debt to a fixed obligation with an interest rate of 4.99%. We terminated the interest rate swap agreement in September 2004 as further described below. We do not execute transactions or hold derivative financial instruments for trading purposes.

We met the criteria for the "shortcut" method under SFAS No. 133 in accounting for the interest rate swap agreement, which allows for an assumption of no hedge ineffectiveness. As such, there was no income statement impact from changes in the fair value of the interest rate swap. The interest rate swap agreement was marked to market each reporting period, and the change in the fair value, net of income taxes, of the interest rate swap agreement was reported through other comprehensive income (loss) in the consolidated statement of changes in stockholders' equity.

In accordance with SFAS No. 133, upon termination of an interest rate swap classified as a cash flow hedge, the gain or loss previously recorded in other comprehensive income (loss) will be reclassified into earnings if it is probable that the hedged transactions will not occur. In anticipation of amending and restating our Former Credit Agreement by entering into the First Amended Credit Agreement, we terminated the $40.0 million interest rate swap agreement in September 2004 and recognized a gain of approximately $22,000.

q. Management Estimates – In preparing our consolidated financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities". FIN No. 46(R) requires consolidation of variable interest entities if certain conditions are met and generally applies to periods ending after March 15, 2004. The adoption of FIN No. 46(R) did not have a material impact on our financial position or results of operations.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123. Statement 123(R) supersedes APB No. 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Statement is effective for fiscal years beginning after June 15, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We adopted Statement 123(R) on September 1, 2005 using the modified prospective method.

As permitted by Statement 123, prior to September 1, 2005 we accounted for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. We expect that adopting SFAS No. 123(R) will reduce fiscal 2006 earnings per share by $0.22 per diluted share.

Statement 123(R) also requires the benefits of tax deductions in excess of amounts recognized as compensation cost to be reported as a financing cash flow, rather than an operating cash flow as required under previous accounting guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what the benefits of these tax deductions will be in the future (because they depend on, among other things, when employees exercise stock options), we recognized $11.7 million and $10.0 million of such amounts in cash flow from operating activities for fiscal 2005 and fiscal 2004, respectively.

3. Business Acquisitions

On June 8, 2005, we acquired certain assets from Health IQ, a health support company that uses a proprietary model to provide enrollees of employer-sponsored health plans and their dependents with a personal health risk assessment and score as well as the information they need to maintain or improve their health status. We paid a total purchase price of approximately $3.8 million, which consisted of $1.9 million in cash, $1.5 million in restricted stock, and acquisition costs of $0.4 million. Pursuant to an earn-out agreement, we are also obligated to pay the former stockholders of Health IQ additional purchase price equal to a percentage of revenues recognized from Health IQ's programs in each of the fiscal quarters during the three-year period ending August 31, 2008.

4. Goodwill

The change in carrying amount of goodwill during the year ended August 31, 2005 is shown below:

(In $000s)	
Balance, August 31, 2004	$ 93,574
Health IQ acquisition and related costs	3,622
StatusOne purchase price adjustments	(1,176)
Balance, August 31, 2005	$ 96,020

The StatusOne purchase price adjustments primarily relate to $1.3 million that we received from escrow during the first quarter of fiscal 2005 after the termination of the StatusOne escrow agreement.

5. Intangible Assets

Intangible assets subject to amortization at August 31, 2005 consist of the following:

(In $000s)	Gross Carrying Amount	Accumulated Amortization	Net
Acquired technology	$ 10,163	$ 4,065	$ 6,098
Customer contracts	9,233	3,725	5,508
Other	200	30	170
Total	$ 19,596	$ 7,820	$ 11,776

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

Acquired technology, customer contracts, and other intangible assets are being amortized on a straight-line basis over a five-year estimated useful life. Total amortization expense for the year ended August 31, 2005 was $3.9 million. Estimated amortization expense is $3.9 million for each of the next three fiscal years and $40,000 and $10,000 for the next two years thereafter, respectively.

Intangible assets not subject to amortization at August 31, 2005 consist of a trade name associated with the StatusOne acquisition of $4.3 million.

6. Income Taxes

Income tax expense is comprised of the following:

Year ended August 31, (In $000s)	2005	2004	2003
Current taxes			
Federal	$ 22,750	$ 14,729	$ 6,917
State	4,416	3,016	2,043
Deferred taxes			
Federal	(4,941)	(165)	3,111
State	(514)	(335)	766
Total	$ 21,711	$ 17,245	$ 12,837

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table shows the significant components of our net deferred tax asset (liability) for the fiscal years ended August 31, 2005 and 2004:

At August 31, (In $000s)	2005	2004
Deferred tax assets:		
Accruals and reserves	$ 2,375	$ 1,152
Spin-off stock option adjustment	21	145
Deferred compensation	4,370	3,360
Capital loss carryforward	97	97
	6,863	4,754
Valuation allowance	(97)	(97)
	6,766	4,657
Deferred tax liability:		
Tax over book depreciation	5,465	7,293
Tax over book amortization	6,232	7,751
Interest rate swap	–	23
	11,697	15,067
Net deferred tax asset (liability)	$ (4,931)	$ (10,410)
Net current deferred tax assets	$ 3,305	$ 2,248
Net long-term deferred tax asset (liability)	(8,236)	(12,658)
	$ (4,931)	$ (10,410)

We recorded a valuation allowance totaling approximately $97,000 against deferred tax assets as of August 31, 2005 and 2004 because management believes it is more likely than not that the net deferred tax asset related to a capital loss carryforward will not be realized in future tax periods. For fiscal 2005 and 2004, the tax benefit of stock option compensation, excluding amounts relieving the deferred tax asset described as "Spin-off stock option adjustment," is recorded as additional paid-in capital.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

The difference between income tax expense computed using the effective tax rate and the statutory federal income tax rate follows:

Year ended August 31,	2005	2004	2003
(In $000s)			
Statutory federal income tax	$ 19,178	$ 15,156	$ 10,646
State income taxes, less federal income tax benefit	2,249	1,743	1,854
Amortization of goodwill and certain other intangible assets	–	–	62
Other	284	346	275
Income tax expense	$ 21,711	$ 17,245	$ 12,837

7. Long-Term Debt

On October 29, 2004, we amended the Former Credit Agreement dated September 5, 2003 by entering into the First Amended Credit Agreement. The First Amended Credit Agreement provides us with up to $150.0 million in borrowing capacity, including a $75.0 million sub facility for letters of credit, under a senior revolving credit facility that expires on October 29, 2009. We repaid the outstanding principal on the term loan under the Former Credit Agreement of $48.0 million with $23.0 million in cash and a $25.0 million draw on the revolving credit facility under the First Amended Credit Agreement. As of August 31, 2005, our available line of credit totaled $149.5 million.

The First Amended Credit Agreement requires us to repay the principal on any loans at the maturity date of October 29, 2009. Borrowings under the First Amended Credit Agreement bear interest, at our option, at the prime rate plus a spread of 0.0% to 1.0% or LIBOR plus a spread of 1.25% to 2.25%, or a combination thereof. The First Amended Credit Agreement also provides for a fee ranging between 0.25% and 0.5% of unused commitments. Substantially all of our assets are pledged as collateral for any borrowings under the credit facility.

The First Amended Credit Agreement contains various financial covenants, which require us to maintain, as defined, ratios or levels of (i) total funded debt to EBITDA, (ii) interest coverage, (iii) fixed charge coverage, and (iv) net worth. The agreement also restricts the payment of dividends and limits the amount of repurchases of the Company's common stock. As of August 31, 2005, we were in compliance with all of the financial covenant requirements of the First Amended Credit Agreement. On September 19, 2005, we entered into a Second Amended and Restated Revolving Credit Loan Agreement (see Note 16).

As of August 31, 2005, there were letters of credit outstanding under the First Amended Credit Agreement for $0.5 million primarily to support our requirement to repay fees under one health plan contract in the event we do not perform at established target levels and do not repay the fees due in accordance with the terms of the contract.

On September 16, 2003, we entered into an interest rate swap agreement to manage our interest rate exposure under the Former Credit Agreement. In September 2004, in anticipation of amending and restating our Former Credit Agreement by entering into the First Amended Credit Agreement, we terminated the interest rate swap agreement and recognized a gain of approximately $22,000.

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," we calculate the estimated fair value of financial instruments using quoted market prices of similar instruments or discounted cash flow techniques. At August 31, 2005 and 2004, there were no material differences between the carrying amount and the fair value of our debt.

8. Other Long-Term Liabilities

We have a non-qualified deferred compensation plan under which our officers may defer a portion of their salaries and receive a Company matching contribution plus a contribution based on our performance. Company contributions vest at 25% per year. We do not fund the plan and carry it as an unsecured obligation. Participants in the plan elect payout dates for their account balances, which can be no earlier than four years from the period of the deferral.

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

As of August 31, 2005 and 2004, other long-term liabilities included vested amounts under the plan of $5.4 million and $4.8 million, respectively, net of the current portion of $1.4 million and $0.8 million, respectively. For the next five fiscal years, we must make plan payments of $1.4 million, $0.8 million, $1.0 million, $0.6 million, and $0.1 million.

9. Leases

We maintain operating lease agreements principally for our corporate office space and our eight care enhancement centers. Our corporate office leases cover approximately 126,000 square feet and expire in August 2007, September 2007 and May 2009. Our support and training offices for StatusOne contain approximately 23,000 square feet of space in aggregate and have terms ranging from three to five years. The care enhancement center leases cover approximately 15,000 to 62,000 square feet each and have initial terms of approximately four to eleven years.

Most of our operating leases include escalation clauses, some of which are fixed amounts, and some of which reflect changes in price indices. Certain operating leases contain renewal options to extend the lease for additional periods. Certain capital leases contain options to purchase the leased property for a specified amount at the end of the lease term. For the years ended August 31, 2005, 2004 and 2003, rent expense under lease agreements was approximately $6.0 million, $4.9 million, and $3.0 million, respectively.

The following table summarizes our future minimum lease payments, net of sublease income, under all capital leases and non-cancelable operating leases for each of the next five fiscal years:

Year ending August 31, (In $000s)	Capital Leases	Operating Leases
2006	$ 214	$ 6,640
2007	214	6,389
2008	214	4,319
2009	37	3,911
2010 and thereafter	–	9,951
Total minimum lease payments	679	$ 31,210
Less amount representing interest	(100)	
Present value of net minimum lease payments	579	
Less current portion	(163)	
	$ 416	

10. Stockholders' Equity

At the Annual Meeting of Stockholders on January 21, 2004, the stockholders approved an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 40.0 million to 75.0 million.

On November 17, 2003, our Board of Directors approved a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 19, 2003 to stockholders of record at the close of business on December 5, 2003. The consolidated financial statements and notes and exhibits hereto have been restated to give effect to the stock split.

In December 2001, we established an industry-wide Outcomes Verification Program with Johns Hopkins University and Health System to independently evaluate the effectiveness of clinical interventions, and their clinical and financial results, that we and other members of the health and care support industry produce. This program also provides for an annual outcomes summit as well as ongoing outcomes, policy, and program research with respect to health and care support. We began a five-year funding commitment on December 1, 2001 to provide Johns Hopkins compensation of up to $1.0 million annually for the first two years and, as amended in December 2003, to provide $0.7 million annually for the last three years of the commitment. We issued 150,000 unregistered shares of common stock to Johns Hopkins on December 1,

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

2001, 75,000 of which vested immediately, and the remaining 75,000 of which vested on December 1, 2003. The program may receive additional funding through research sponsored by other outcomes-based healthcare organizations.

11. Stock Options and Restricted Stock

We have several stock option plans under which we have granted non-qualified options to purchase our common stock. We normally grant options under these plans at market value on the date of grant. The options generally vest over four years and expire seven or ten years from the date of grant. At August 31, 2005, we have reserved approximately 715,000 shares for future equity grants.

Stock option activity for the three years ended August 31, 2005 is summarized below and has been restated to reflect the effect of the December 2003 two-for-one stock split:

(In 000s, except price data)	Number of Shares	Weighted Average Exercise Price
Outstanding at August 31, 2002	6,156	$ 5.09
Options granted	1,532	15.96
Options exercised	(860)	1.95
Options forfeited	(48)	7.48
Options expired	(222)	9.39
Outstanding at August 31, 2003	6,558	7.89
Options granted	1,602	23.46
Options exercised	(1,264)	3.43
Options forfeited	(62)	12.09
Outstanding at August 31, 2004	6,834	12.32
Options granted	738	41.09
Options exercised	(910)	4.95
Options forfeited	(177)	17.07
Outstanding at August 31, 2005	6,485	16.53

The following table summarizes information concerning outstanding and exercisable options at August 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (In 000s)	Weighted Average Remaining Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable (In 000s)	Weighted Average Exercise Price
Less than $7.00	1,101	4.4	$ 2.27	1,067	$ 2.12
$7.01 - $11.57	1,138	6.9	7.64	815	7.63
$11.58 - $17.50	1,036	6.5	12.33	723	12.19
$17.51 - $20.00	1,206	7.9	17.57	576	17.56
$20.01 - $30.00	1,307	8.7	25.11	113	22.99
More than $30.00	697	7.4	41.88	–	–
	6,485	7.0	16.53	3,294	9.11

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

We have made grants of restricted stock with respect to approximately 102,000 shares as of August 31, 2005 in connection with our prior compensation program to outside directors. During fiscal 2005, other than stock options, we granted approximately 136,000 equity instruments, which consisted of restricted stock units and restricted shares and had a weighted average grant date fair value of $42.52.

12. Stockholder Rights Plan

On June 19, 2000, the Board of Directors adopted a stockholder rights plan under which holders of common stock as of June 30, 2000 received preferred stock purchase rights as a dividend at the rate of one right per share. As amended in June 2004, each right initially entitles its holder to purchase one one-hundredth of a Series A preferred share at $175.00, subject to adjustment. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions have triggered the exercisability of the rights), under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights.

With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 15% or more of our outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of our assets or earning power. The rights will expire on June 15, 2014. The Board of Directors of the Company will review the plan at least once every three years to determine if the maintenance and continuance of the plan is still in the best interests of the Company and its stockholders.

13. Employee Benefits

We have a 401(k) Retirement Savings Plan (the "Plan") available to substantially all of our employees. Employees can contribute up to a certain percentage of their base compensation as defined in the Plan. The Company matching contributions are subject to vesting requirements. Company contributions under the Plan totaled $2.3 million, $2.0 million, and $1.3 million for the years ended August 31, 2005, 2004 and 2003, respectively.

14. Commitments and Contingencies

In conjunction with contractual requirements under one contract that began on March 1, 2004, we have funded an escrow account in the amount of approximately $3.8 million. We were required to deposit a percentage of all fees received from this customer during the first year of the contract into the escrow account to be used to repay fees under the contract in the event we do not perform at target levels.

Pursuant to an earn-out agreement executed in connection with the acquisition of certain assets of Health IQ, we are obligated to pay the former stockholders of Health IQ additional purchase price equal to a percentage of revenues recognized from Health IQ's programs in each of the fiscal quarters during the three-year period ending August 31, 2008.

In June 1994, a former employee whom we dismissed in February 1994 filed a "whistle blower" action on behalf of the United States government. Subsequent to its review of this case, the federal government determined not to intervene in the litigation. The employee sued American Healthways, Inc. and our wholly-owned subsidiary, American Healthways Services, Inc. ("AHSI"), as well as certain named and unnamed medical directors and one named client hospital, West Paces Medical Center ("WPMC"), and other unnamed client hospitals.

American Healthways, Inc. has since been dismissed as a defendant; however, the case is still pending against AHSI before the United States District Court for the District of Columbia. In addition, WPMC has settled claims filed against it as part of a larger settlement agreement that WPMC's parent organization, HCA Inc., reached with the United States government.

The complaint alleges that AHSI, the client hospitals and the medical directors violated the federal False Claims Act by entering into certain arrangements that allegedly violated the federal anti-kickback statute and provisions of the Social Security Act prohibiting physician self-referrals. Although no specific monetary

Notes to Consolidated Financial Statements
Years Ended August 31, 2005, 2004 and 2003

damage has been claimed, the plaintiff, on behalf of the federal government, seeks treble damages plus civil penalties and attorneys' fees. The plaintiff also has requested an award of 30% of any judgment plus expenses. Substantial discovery has taken place to date and additional discovery is expected to occur. No trial date has been set. The parties have had initial discussions regarding their respective positions in the case; however, no resolution of this case has been reached or can be assured prior to the case proceeding to trial.

We believe that we have conducted our operations in full compliance with applicable statutory requirements and that we have meritorious defenses to the claims made in the case and intend to contest the claims vigorously. Nevertheless, it is possible that resolution of this legal matter could have a material adverse effect on our consolidated results of operations and cash flows in a particular financial reporting period. We believe that we will continue to incur legal expenses associated with our defense of this case which may be material to our consolidated results of operations in a particular financial reporting period. However, we believe that any resolution of this case will not have a material effect on our liquidity or financial condition.

15. Segment Disclosures

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes disclosure standards for segments of a company based on a management approach to defining operating segments. Through November 2003, we distinguished operating and reportable segments based upon the types of customers, hospitals or health plans, that contract for our services. In order to improve operational efficiency, in December 2003 we merged our operations into a single operating segment for purposes of presenting financial information and evaluating performance.

Our integrated care enhancement product line includes programs for various diseases such as diabetes, coronary artery disease, heart failure, asthma, and chronic obstructive pulmonary disease. It is impracticable for us to report revenues by program. Further, we report revenues from our external customers on a consolidated basis since health and care support services are the only service that we provide.

We derived approximately 38% of our fiscal 2005 revenues from two health plan contracts that each comprised more than 10% of our revenues for the year. Revenues from each of these contracts individually totaled approximately 26% and 12%, respectively, of fiscal 2005 revenues. In fiscal 2004, these same two contracts each comprised more than 10% of revenues for the year, comprising in the aggregate approximately 44% of our fiscal 2004 revenues. During fiscal 2003, we derived approximately 70% of our revenues from three contracts that each comprised more than 10% of our revenues for the period.

16. Subsequent Event

On September 19, 2005, we entered into a Second Amended and Restated Revolving Credit Loan Agreement (the "Second Amended Credit Agreement"). The Second Amended Credit Agreement provides us with a $250.0 million revolving credit facility, including a swingline sub facility of $10.0 million and a $75.0 million sub facility for letters of credit, together with an uncommitted incremental accordion facility of $50.0 million, and expires on September 19, 2010.

The Second Amended Credit Agreement requires us to repay the principal on any loans at the maturity date of September 19, 2010. Borrowings under the Second Amended Credit Agreement generally bear interest, at our option, at LIBOR plus a spread of 0.875% to 1.5% or at the prime rate. The Second Amended Credit Agreement also provides for a fee ranging between 0.175% and 0.3% of unused commitments. The Second Amended Credit Agreement is secured by guarantees from the Company's active domestic subsidiaries and by security interests in substantially all of the Company's and its subsidiaries' assets.

The Second Amended Credit Agreement contains various financial covenants, which require us to maintain, as defined, ratios or levels of (i) total funded debt to EBITDA, (ii) fixed charge coverage, and (iii) net worth. It also restricts the payment of dividends and limits the amount of repurchases of the Company's common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
American Healthways, Inc.

We have audited the accompanying consolidated balance sheets of American Healthways, Inc. and Subsidiaries as of August 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Healthways, Inc. and Subsidiaries at August 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Healthways, Inc. and Subsidiaries' internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 7, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
November 7, 2005

Quarterly Financial Information (unaudited)

Fiscal 2005	First	Second	Third	Fourth
	(In thousands, except per share data)			
Revenues	$ 71,186	$ 75,337	$ 78,357	$ 87,624
Gross margin	$ 25,214	$ 27,205	$ 27,426	$ 27,406
Income before income taxes	$ 12,937	$ 13,953	$ 14,111	$ 13,793
Net income	$ 7,762	$ 8,441	$ 8,536	$ 8,344
Basic earnings per share [1]	$ 0.24	$ 0.26	$ 0.26	$ 0.25
Diluted earnings per share [1]	$ 0.22	$ 0.24	$ 0.24	$ 0.23

Fiscal 2004	First	Second	Third	Fourth
	(In thousands, except per share data)			
Revenues	$ 51,078	$ 57,122	$ 65,354	$ 71,855
Gross margin	$ 16,934	$ 20,102	$ 23,941	$ 27,970
Income before income taxes	$ 6,706	$ 8,761	$ 12,474	$ 15,361
Net income	$ 3,956	$ 5,324	$ 7,484	$ 9,293
Basic earnings per share [1]	$ 0.12	$ 0.17	$ 0.23	$ 0.28
Diluted earnings per share [1]	$ 0.12	$ 0.15	$ 0.22	$ 0.27

[1] We calculated income per share for each of the quarters based on the weighted average number of shares and dilutive options outstanding for each period. Accordingly, the sum of the quarters may not necessarily be equal to the full year income per share.

Reconciliations of Non-GAAP Measures to GAAP Measures
(In thousands, except per share data)
(Unaudited)

Reconciliation of Revenues Excluding Incentive Bonus Revenues to Revenues, GAAP Basis

Year Ended August 31,	2005	2004	% Change
Revenues excluding incentive bonus revenues [1]	$ 312,338	$ 242,958	29%
Incentive bonus revenues	166	2,452	
Revenues, GAAP basis	312,504	245,410	

[1] Revenues excluding incentive bonus revenues is a non-GAAP financial measure. The Company excludes non-recurring incentive bonus revenues from this measure primarily because of their unpredictability and relies on revenues excluding incentive bonus revenues as a primary measure to review and assess the ongoing operating performance of contracts. The Company believes it is useful to investors to provide disclosures of its operating results on the same basis as that used by management. You should not consider revenues excluding incentive bonus revenues in isolation or as a substitute for revenues determined in accordance with accounting principles generally accepted in the United States.

Reconciliation of Core Commercial Diluted Earnings Per Share Excluding Incentive Bonus Revenues to Diluted Earnings Per Share (EPS), GAAP Basis

Year Ended August 31,	2005	2004	% Change
Core commercial EPS excluding incentive bonus revenues [2]	$ 1.03	$ 0.71	45%
Less: EPS attributable to MHS pilots [3]	(0.10)	–	
EPS attributable to incentive bonus revenues	–	0.04	
EPS, GAAP basis	$ 0.93	$ 0.75	

[2] Core commercial EPS excluding incentive bonus revenues is a non-GAAP financial measure. The Company excludes the impact of the Medicare Health Support (MHS) pilots from this measure and relies on core commercial EPS because of its comparability to the Company's historical operations. The Company excludes non-recurring incentive bonus revenues from this measure primarily because of their unpredictability and relies on core commercial EPS excluding incentive bonus revenues as a primary measure to review and assess the ongoing operating performance of contracts. The Company believes it is useful to investors to provide disclosures of its operating results on the same basis as that used by management. You should not consider core commercial EPS in isolation or as a substitute for EPS determined in accordance with accounting principles generally accepted in the United States.

[3] EPS attributable to the MHS pilots includes costs associated with the preparation and initial operation of the Medicare Health Support (MHS) pilots in Maryland and the District of Columbia and in Georgia.

Reconciliation of Pro Forma Diluted Earnings Per Share to Diluted Earnings Per Share (EPS), GAAP Basis

Year Ended August 31,	2005
Pro forma EPS [4]	$ 0.75
EPS attributable to net pro forma effect of equity-based compensation [5]	0.18
EPS, GAAP basis	$ 0.93

Fiscal 2006 EPS guidance, GAAP basis	$1.10 - $1.14
Fiscal 2005 pro forma EPS [4]	$ 0.75
% change	47 - 52%

[4] Pro forma EPS is a non-GAAP financial measure. The Company includes the net pro forma effect of equity-based compensation in this measure and provides pro forma EPS because of its comparability to the Company's fiscal 2006 EPS GAAP guidance, which includes costs of equity-based awards being expensed under Statement of Financial Accounting Standards ("SFAS") No. 123(R) effective September 1, 2005. The Company believes it is useful to investors to provide disclosures of its operating results and guidance on the same basis as that used by management. You should not consider pro forma EPS in isolation or as a substitute for EPS determined in accordance with accounting principles generally accepted in the United States.

[5] EPS attributable to net pro forma impact of equity-based compensation includes the net effect on earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to equity-based employee compensation in fiscal 2005.

Management's Annual Report on Internal Control over Financial Reporting

Management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2005 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), Internal Controls - Integrated Framework, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of August 31, 2005.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended August 31, 2005, has issued an attestation report on management's assessment of the Company's internal control over financial reporting which is included in this Annual Report to Stockholders.

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There have been no changes in our internal controls over financial reporting during the quarter ended August 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
American Healthways, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that American Healthways, Inc. and Subsidiaries maintained effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Healthways, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Healthways, Inc. and Subsidiaries maintained effective internal control over financial reporting as of August 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, American Healthways, Inc and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Healthways, Inc. and Subsidiaries as of August 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2005 and our report dated November 7, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
November 7, 2005

Corporate Officers

Richard Amico
Vice President

Richard C. Bailey
Senior Vice President

Nick Balog
Senior Vice President

Kristi Behm
Vice President

Daniel Bradshaw
Vice President

Mary Bryngelson
Vice President

Janet Calhoun
Senior Vice President

Keith A. Cavender
Vice President

Mary A. Chaput*
Executive Vice President and Chief Financial Officer

Christopher Cigarran
Senior *Vice President*

Thomas G. Cigarran*
Chairman of the Board of Directors

William Clark
Vice President

Carter Coberley
Vice President

Michael L. Conrad
Senior Vice President

Emily N. Cook
Vice President

Bruce Crosby
Vice President

Janet Dagley
Vice President

nicholas e. dantona
Senior Vice President and Chief Communications Officer

Michael Davis
Vice President

Kathryn N. Elsaesser
Senior Vice President

Bettye L. Finley
Senior Vice President

Robyn S. Fulwider
Senior Vice President

Kimberly Goessele
Vice President

Jason Grant
Vice President

Barbara Gray
Senior Vice President

Dennis Hagemann
Vice President

Patricia A. Hamilton
Vice President

Pam Hara
Senior Vice President

Debra N. Hatcher
Senior Vice President

Darren Hodgdon
Senior Vice President

William Hodges
Vice President

Rufus Howe
Vice President

Mary D. Hunter*
Executive Vice President

Patricia Jamieson - Montijo
Vice President

Bill Kampine
Vice President

Karen A. Kasnetz
Vice President

Matthew Kelliher*
Executive Vice President

Michael Kennedy
Vice President

Michael H. King
Senior Vice President

Kathryn J. Kirk
Senior Vice President

Scott Kozicki
Vice President

Karen Lane
Vice President

Lai W. Lee
Vice President

Ben R. Leedle, Jr.*
President and Chief Executive Officer

Martin R. Leinwand
Senior Vice President

Alfred Lumsdaine, CPA*
Senior Vice President, Controller, and Chief Accounting Officer

Katherine M. Malone
Vice President

Scott R. Mann
Vice President

Victor Mattingly
Vice President

Peter N. McCann
Senior Vice President

C. Don McConnell
Senior Vice President and Chief Information Officer

James M. McConnell
Vice President

Michael Moen
Senior Vice President

Michael F. Montijo, MD
Senior Vice President

William G. Moore
Vice President

Carol Murdock
Senior Vice President

Patty M. Orr
Senior Vice President

Jeffrey Persson
Vice President

Nancy Plaxico
Vice President

James E. Pope, MD*
Executive Vice President and Chief Medical Officer

John Daniel Prewitt
Vice President

Joanne Russell
Vice President

Rita R. Sailer
Senior Vice President

Stephen G. Samples
Senior Vice President

Judith Schultz
Vice President

Vicki Shepard
Senior Vice President

Dexter Shurney
Vice President

Scott J. Sivik
Vice President

Tammy Stephens
Vice President

Robert E. Stone*
Executive Vice President and Chief Strategy Officer

Donald B. Taylor*
Executive Vice President and Chief Operating Officer

Bradley Towle
Vice President

Paul Wallace
Senior Vice President

Jo Anne Westerfield
Vice President

Dana C. Williams
Senior Vice President

Charles F. Wochomurka III
Vice President

Gary Wood
Senior Vice President

Katrina Worlund
Vice President

** executive officers*

Directors and Advisory Councils

Board of Directors

John W. Ballantine
Former Executive Vice President and Chief Risk Management Officer First Chicago NBD Corporation

Jay Cris Bisgard, M.D.
Former Director of Health Services Delta Air Lines

Thomas G. Cigarran
Chairman and former Chief Executive Officer American Healthways, Inc.

Frank A. Ehmann
Former President and Chief Operating Officer American Hospital Supply Corporation

Mary Jane England, M.D.
President of Regis College

Henry D. Herr
Former Executive Vice President and Chief Financial Officer American Healthways, Inc.

Ben R. Leedle, Jr.
President and Chief Executive Officer American Healthways, Inc.

C. Warren Neel, Ph.D.
Director of the Center for Corporate Governance University of Tennessee

William C. O'Neil, Jr.
Former Chairman, President and Chief Executive Officer ClinTrials Research, Inc.

Alison Taunton - Rigby, Ph.D.
Chief Executive Officer RiboNovix, Inc.

Medical Advisory Council

John E. Anderson, M.D.
Nashville, Tennessee

Charles H. Booras, M.D.
Jacksonville, Florida

Richard S. Chung, M.D.
Honolulu, Hawaii

Kenan Haver, M.D.
Boston, Massachusetts

Leonard I. Mastbaum, M.D., FACE
Fort Wayne, Indiana

Maura J. McGuire, M.D.
Baltimore, Maryland

Allen J. Naftilan, M.D., Ph.D.
Nashville, Tennessee

Robert L. Neaderthal, M.D.
Nashville, Tennessee

James S. Powers, M.D.
Nashville, Tennessee

Robert E. Sevier, M.D.
Greensboro, North Carolina

Fred G. Toffel, M.D., FACE
Las Vegas, Nevada

Scientific Advisory Council

John Dixon, M.D., FACC, FAHA, FSCAI
Associate Professor of Medicine Vanderbilt Page–Campbell Heart Institute Division of Cardiology Nashville, Tennessee

E. Wesley Ely, M.D.
Assistant Professor of Medicine Center for Health Services Research Vanderbilt University Medical Center Nashville, Tennessee

Marjorie King, M.D., FACC
Director, Cardiac Services Helen Hayes Hospital West Haverstraw, New York

Gerald Schulman, M.D.
Professor of Medicine Division of Nephrology Vanderbilt University Medical Center Nashville, Tennessee

Corporate Information

CORPORATE OFFICE
American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com

REGISTRAR AND TRANSFER AGENT
SunTrust Bank, Atlanta
Corporate Trust Department
58 Edgewood Avenue
Room 225 Annex
Atlanta, Georgia 30303
404/588-7817

FORM 10-K/INVESTOR CONTACT
A copy of the American Healthways, Inc. 10-K Report for Fiscal 2005 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's website, www.americanhealthways.com.
It is also available from the Company at no charge. These requests and other investor contacts should be directed to Mary A. Chaput, Executive Vice President and Chief Financial Officer at the Company's corporate office.

ANNUAL MEETING
The annual meeting of stockholders will be held on January 19, 2006, at 9:00 a.m. at the Loews Vanderbilt Hotel, 2100 West End Aveneue, Nashville, Tennessee.

COMMON STOCK AND DIVIDEND INFORMATION
The common stock of American Healthways, Inc. is traded in The Nasdaq Stock Market (National Market) under the symbol AMHC. At November 1, 2005, there were approximately 38,750 holders of the common stock, including 149 stockholders of record. No cash dividends have been paid on the common stock.

The following table sets forth the high and low sales prices per share of common stock as reported by NASDAQ for the relevant periods.

Year ended August 31, 2005	High	Low
First quarter	$ 34.42	$ 25.70
Second quarter	35.50	29.56
Third quarter	41.94	29.79
Fourth quarter	45.65	38.01

Year ended August 31, 2004	High	Low
First quarter [1]	$ 24.39	$ 17.07
Second quarter [1]	30.21	22.88
Third quarter	30.81	19.07
Fourth quarter	29.27	19.31

[1] Restated to reflect the effect of the December 2003 two-for-one stock split.







REPEAT
be trust
RM180
Trust
empathy
Credible




Colleagues collaborate in constructing the Trust Channel Mural during our FY06 kick-off meeting. Other meeting highlights include a 90-minute interview with Walter Cronkite and "member stories" from New York to Hawaii.



HEALTHWAYS

Health Care Trust Channel

erican Healthways, Inc.
Green Hills Village Dr.
ashville, Tennessee 37215
[illegible]
healthways.com

